Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

October 11, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated August 28, 2013 related to Service Corporation International's Form 10-K for the Year Ended December 31, 2012 filed February 13, 2013, Form 10-Q for the Quarter Ended June 30, 2013 filed July 25, 2013, and Response dated August 14, 2013

File No. 001-06402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) during our telephone conversation on October 3, 2013 regarding our response to comments no. 2 and no. 3 of your letter dated August 28, 2013 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff's comments in bold text.

1.	What is the amount of the Company's travel protection insurance as a percentage of consolidated revenue, gross profit, and pre-tax income?

Response:  For the year ended December 31, 2012, travel protection insurance revenue, gross profit, and pre-tax income represent 0.8%, 1.0%, and 1.3% of our consolidated revenue, gross profit and pre-tax income, respectively. For the six-months ended June 30, 2013, travel protection insurance revenue, gross profit, and pre-tax income represent 1.1%, 1.5%, and 1.9% of our consolidated revenue, gross profit and pre-tax income, respectively.

2.	Does Neptune or SCI have an ownership interest in Medical Air Services Association?

Response: Neither SCI nor any of our subsidiaries, including Neptune, have an ownership interest in Medical Air Services Association (MASA) or its subsidiaries.

3.	What are the primary or significant rights and obligations in the contracts between SCI and MASA and Neptune and MASA?

Response: SCI and Neptune’s primary rights and obligations are as follows:

•	SCI/Neptune has the right to market and sell the mortal remains transportation benefits (referred to the in the contract as ‘memberships’) to prospective customers.

•	We are obliged to pay MASA a contractually established amount for each membership sold and provide MASA a list of names and contact information for each membership sold

MASA has no obligations to SCI or Neptune. MASA’s primary rights and obligations to the customer are as follows:

•	Provide a lifetime membership certificate for each customer that is effective on the date of sale by SCI/Neptune

•	Maintain reserves in a segregated account (for Florida sales)

•	Maintain a Commercial Liability Insurance Policy to insure payment of claims in the unlikely event MASA is unable to perform its obligations under the agreement

•	MASA is responsible for all services contained in the respective Mortal Remains Transportation Agreement, which is the signed agreement between the customer and MASA.

* * * * * * *

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP